Direct Dial: 212.468.4944

Personal Fax: 212.974.6969

Email: rnorton@dglaw.com

July 20, 2015

Cecelia Blye, Esq., Chief

Office of Global Security Risk

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	WPP plc

Form 20-F for the Fiscal Year Ended December 31, 2014

Filed April 30, 2015

File No. 0-16350

Dear Ms. Blye:

On behalf of WPP plc (the “Company”), we acknowledge receipt of comments from the Division of Corporation Finance of the Securities and Exchange Commission in a letter dated July 6, 2015 (the “Comment Letter”) pertaining to the captioned report on Form 20-F. Further to the telephone conversation between the undersigned and Staff Attorney Daniel Leslie, we hereby confirm the Company’s request for an extension of the deadline to respond to the Comment Letter until July 31, 2015.

Please do not hesitate to contact the undersigned at (212) 468-4944 if you have any further comments or questions.

Very truly yours,

/s/ Ralph W. Norton

Ralph W. Norton

Cc:	Andrea Harris, Esq.